SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

      |X| FINAL ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the period from January 1, 2003 to December 19, 2003

                                       OR

      |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                         Commission file number: 1-12385

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         NEWPORT NEWS SHIPBUILDING, INC.
                  401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067


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                                   SIGNATURES

      Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

             NEWPORT NEWS SHIPBUILDING, INC.
             401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES


Dated: June 16, 2004                    /s/ J. Michael Hateley
                                        -------------------------------------
                                        By J. Michael Hateley
                                        Chairman, Administrative Committee

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NEWPORT NEWS SHIPBUILDING, INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

TABLE OF CONTENTS
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                                                                         Page(s)
                                                                         -------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 19, 2003
and December 31, 2002                                                          2

Statement of Changes in Net Assets Available for Benefits for the
Period from January 1, 2003 to December 19, 2003                               3

Notes to Financial Statements                                                4-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Newport News Shipbuilding, Inc.
401(k) Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding, Inc. 401(k) Investment Plan for Salaried Employees (the "Plan") as of December 19, 2003 and December 31, 2002, and the related statement of changes in net assets available for benefits for the period from January 1, 2003 to December 19, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits as of December 19, 2003 and December 31, 2002 and the changes in net assets available for benefits for the period from January 1, 2003 to December 19, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the financial statements, on December 19, 2003, the Plan was merged into the Northrop Grumman Savings Plan.

June 11, 2004
Los Angeles, California


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NEWPORT NEWS SHIPBUILDING, INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 19, 2003 AND DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                     2003               2002
                                                 ------------       ------------
ASSETS

Cash                                             $          0       $    230,509
                                                 ------------       ------------
Investments, at fair market value:
    Common stock                                            0         88,787,527
    Common/collective trust funds                           0        450,467,435
    Mutual funds                                            0        173,724,565
    Participant loans                                       0         36,059,761
                                                 ------------       ------------
         Total investments                                  0        749,039,288
                                                 ------------       ------------

Receivables
Employer contributions                                      0            652,144
Participant contributions                                   0          1,607,002
                                                 ------------       ------------
Total receivables                                           0          2,259,146
                                                 ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                $          0       $751,528,943
                                                 ============       ============

See accompanying notes to financial statements.


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NEWPORT NEWS SHIPBUILDING, INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM JANUARY 1, 2003 TO DECEMBER 19, 2003
--------------------------------------------------------------------------------

                                                                       2003
                                                                  -------------
INVESTMENT INCOME:
    Net appreciation in fair value of investments                 $  77,209,824
    Interest                                                          2,346,991
    Dividends                                                        17,039,090
                                                                  -------------
          Total investment income                                    96,595,905
                                                                  -------------
CONTRIBUTIONS:
    Employer                                                         14,195,838
    Participant                                                      35,005,551
                                                                  -------------
         Total contributions                                         49,201,389
                                                                  -------------

DEDUCTIONS:
    Transfer out due to plan merger - Note 5                        845,225,385
    Benefits paid to participants                                    51,847,155
    Administrative expenses                                             253,697
                                                                  -------------
         Total deductions                                           897,326,237
                                                                  -------------

NET DECREASE                                                       (751,528,943)
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of period                                             751,528,943
                                                                  -------------
    End of period                                                 $           0
                                                                  =============

See accompanying notes to financial statements.


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NEWPORT NEWS SHIPBUILDING, INC.
401(k) INVESTMENT PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 19, 2003 AND DECEMBER 31, 2002 AND
FOR THE PERIOD FROM JANUARY 1, 2003 TO DECEMBER 19, 2003
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

The following description of the Newport News Shipbuilding, Inc. 401(k) Investment Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General - The Plan was adopted by Newport News Shipbuilding, Inc. (the "Company" or "NNS"), effective December 16, 1996. On November 7, 2001, the Company was acquired by and became a wholly owned subsidiary of Northrop Grumman Corporation.

The Plan is a defined contribution 401(k) plan that provides a tax-deferred savings vehicle for participants. Employer contributions are permitted under the terms of the Plan. The Company and Merrill Lynch Trust Co. (the "Trustee") have executed the Newport News Shipbuilding, Inc. 401(k) Investment Plan for Salaried Employees Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan.

The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility and Contributions - All salaried employees are eligible to participate in the Plan as soon as administratively feasible. Approximately one week after receipt of their first paycheck, employees may contact the Trustee to enroll in the Plan. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed limitations imposed by the Internal Revenue Code of 1986, as amended ("the 1986 Code"), through equal pay period deductions. Participant contributions can range from 1% to 30% of annual compensation. The Company will provide a matching contribution equal to 50% of the first 8% plus 25% of the next 4% of compensation deferred under the Plan, resulting in a maximum of 5% for Company matched contributions.

Participant Accounts - Each participant's account is credited with the participant's contribution, an allocation of the Plan's earnings or losses and Company matching contributions each pay period. Allocations are based on the participant's account balance, as defined in the plan document.

Vesting and Forfeitures - Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested in Company matching contributions after completing two years of Company service. Forfeited contributions are applied to reduce future Company matching contributions.

Payment of Benefits - Upon termination of employment, including layoff, distributions to participants are generally made via single lump sum payments. Participants whose account balances exceed $5,000 have the right to defer the distribution of their account balances until they reach age 70 1/2.


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Investment Options - Upon enrollment in the Plan, participants may direct their contributions in 1% increments be invested in any of the 18 investment funds selected by the Committee, as follows:

      o Common Stock--Northrop Grumman Stock Fund - Employee Stock Ownership Plan ("ESOP").

      o Common/Collective Trusts - Barclays U.S. Bond Index Fund, Barclays Equity Index Fund, LifePath Income Fund, LifePath 2010 Fund, LifePath 2020 Fund, LifePath 2030 Fund, LifePath 2040 Fund, Barclays Money Market Fund, Merrill Lynch Retirement Preservation Fund.

      o Mutual Funds - The Managers' Special Equity Fund, State Street Research International Fund, State Street Aurora Fund, Fidelity Growth Company Fund, MFS Research International Fund, Putnam New Opportunities Fund, Templeton Foreign Fund, Van Kampen Growth and Income Fund, and Van Kampen Equity and Income Fund.

Loans to Participants - A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions for a period no longer than 5 years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus 1%.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - In the accompanying statement of net assets available for plan benefits, the Plan's investments are stated at fair value. Quoted market prices are used to determine the fair value of the investments. Participant loans are valued at the outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.


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3. INVESTMENTS

The fair market value of individual investments that represent greater than 5% of the Plan's net assets available for benefits as of December 19, 2003 and December 31, 2002 are as follows:

                                                       2003             2002
                                                   ------------     ------------
Northrop Grumman Corporation Common Stock          $          0     $ 88,696,895

Fidelity Growth Company Fund                                  0       69,105,360

Putnam New Opportunities Fund                                 0       47,526,359

Barclays Equity Index Fund                                    0       45,726,617

Merrill Lynch Retirement Preservation Fund                    0      357,622,160

During the period from January 1, 2003 to December 19, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                        2003
                                                                   ------------
Common Stock                                                       $ (3,770,960)

Mutual Funds                                                         63,651,064

Common / Collective Trusts                                           17,329,720
                                                                   ------------

Net Appreciation                                                   $ 77,209,824
                                                                   ============

4. TAX STATUS

The Plan obtained its latest determination letter dated September 9, 2003 in which the Internal Revenue Service ("IRS") determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the 1986 Code and, therefore, the related trust is exempt from taxation. The Plan has been amended and merged since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan's qualified status. However, management believes that the Plan and related trust are designed and currently being operated within the applicable requirements of the 1986 Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN MERGER

Effective December 19, 2003 ("Merger Date") the Plan was merged into the Northrop Grumman Savings Plan. The Plan's net assets on the Merger Date, totaling $845,225,385 were transferred to the Northrop Grumman Savings Plan. Participant account balances became 100% vested as of the Merger Date.

6. PARTY-IN-INTEREST TRANSACTIONS

Since Northrop Grumman Corporation's common stock is an investment held by the Plan, investments in this common stock represent transactions with a party-in-interest. Certain plan investments are shares of common/collective trust funds managed by the Trustee. Therefore, investments in those funds also qualify as transactions with a party-in-interest.


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At December 19, 2003 and December 31, 2002, the Plan held 0 shares and 915,335 shares, respectively, of common stock of Northrop Grumman Corporation, parent of the Company. Those shares had cost bases of $0 and $57,226,758, respectively. During the period from January 1, 2003 to December 19, 2003 the Plan recorded dividend income of $1,431,615 from the common stock of Northrop Grumman Corporation.


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